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                             June 21, 2024

       Timothy Terry
       Principal Executive Officer
       OptimumBank Holdings, Inc.
       2929 East Commercial Boulevard, Suite 303
       Ft. Lauderdale, Florida 33308

                                                        Re: OptimumBank
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed June 4, 2024
                                                            File No. 333-278970

       Dear Timothy Terry:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 17, 2024 letter.

       Amendment No. 1 to Form S-3

       A significant portion of our loan portfolio is secured by real estate, page 9

   1. We note your response to prior comment 3. Please revise your disclosure to discuss the current real estate
environment and economy in which you are operating, and material adverse effects such
environment or economy has had on your business and results of operations, if any.
       We have a large concentration of commercial real estate loans, page 9

   2. We note your discussion of the risks associated with your commercial real estate portfolio. To provide
investors with context on your exposure to different types of commercial real estate
loans, please disclose the subclasses by property type, the
                                                        percentage
concentration in each subclass property type, any lending limits per subclass and any concentration
among your borrowers.
 Timothy Terry
OptimumBank Holdings, Inc.
June 21, 2024
Page 2


Our regulators are focused on commercial real estate lending, page 10

3. We note that you state that regulators may require banks to maintain elevated levels of capital or liquidity due to commercial real estate loan concentrations. Please clarify if
      OptimumBank is subject to any additional capital requirements as a result of its portfolio.
       Please contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-3210
with any other questions.



                                                            Sincerely,
FirstName LastNameTimothy Terry
                                                            Division of
Corporation Finance
Comapany NameOptimumBank Holdings, Inc.
                                                            Office of Finance
June 21, 2024 Page 2
cc:       Christina Ahrens, Esq.
FirstName LastName